Filed by:  Deluxe Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 0-30791
                           Subject Company: eFunds Corporation


         The following language is included in the Annual Report on Form 10-K for the year ended December 31, 2000 which Deluxe Corporation will mail to its shareholders on July 3, 2000.

         "WE URGE INVESTORS AND SECURITY HOLDERS TO READ EFUND CORPORATION'S REGISTRATION STATEMENT ON FORM S-4, INCLUDING THE PROSPECTUS RELATING TO THE EXCHANGE OFFER DESCRIBED HEREIN, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN THESE AND OTHER DOCUMENTS RELATING TO THE TRANSACTION ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HOLDERS OF DELUXE COMMON STOCK MAY ALSO OBTAIN EACH OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FOR FREE BY DIRECTING YOUR REQUEST TO DELUXE CORPORATION, C/O SHAREOWNER SERVICES, P.O. BOX 64873, SAINT PAUL, MINNESOTA 55164-0873. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BY ANY SALE OF SECURITIES IN ANY STATE IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE
SECURITIES ACT OF 1933, AS AMENDED....

IPO/Split-off of eFunds

During 1999, the Company announced that it planned to reduce its corporate support group and move most corporate resources into the Company's operating units to enable them to operate more independently. These moves were substantially completed by the end of 1999. In April 1999, the Company announced that it was changing its business model to a holding company structure with four independently operated business units: Paper Payment Systems; Electronic Payment Solutions; Professional Services and Government Services. In January 2000, the Company announced that its Board of Directors approved a plan to combine its Electronic Payment Solutions, Professional Services and Government Services segments into a separate, independent, publicly traded company to be called eFunds Corporation ("eFunds"). Management believes that the plan to split-off the Company's higher growth businesses is consistent with its strategy to create strategically focused enterprises that can independently achieve their business objectives, raise capital and pursue growth opportunities in their respective markets. Management also believes that splitting-off its electronic payment and e-commerce related businesses into a publicly traded company maximizes shareholder value.

The Company has announced that eFunds plans to issue shares of its common stock to the public through an initial public offering. After this offering, the Company will continue to own at least 80.1% of eFunds' outstanding shares. The Company plans to distribute all of its shares of eFunds' common stock to its shareholders who tender shares of the Company's common stock in an exchange offer (the Split-off). The Company intends to request a private letter ruling from

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the Internal Revenue Service (IRS) that the Split-off would be a tax-free transaction to the Company and its shareholders. The Split-off is contingent upon the Company receiving a favorable tax ruling from the IRS.

As part of the Split-off, the Company and eFunds will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation. The agreements relate to matters such as consummation of the public offering and the Split-off, registration rights for the Company, intercompany loans, software development and business process management services, indemnification, data sharing, real estate matters, tax sharing and transition services."